Exhibit 12

Abbott Laboratories

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions)

	2005	2004	2003	2002	2001
EARNINGS FROM CONTINUING OPERATIONS	$3,372	$3,176	$2,505	$2,547	$1,278
ADD (DEDUCT)
Taxes on earnings from continuing operations	1,248	950	882	774	216
Amortization of capitalized interest, net of capitalized interest	(16)	5	11	8	(6)
Minority interest	9	11	11	18	17

EARNINGS FROM CONTINUING OPERATIONS AS ADJUSTED	$4,613	$4,142	$3,409	$3,347	$1,505
FIXED CHARGES
Interest on long-term and short-term debt	241	200	188	239	307
Capitalized interest cost	29	9	5	8	22
Rental expense representative of an interest factor	64	59	59	56	46

TOTAL FIXED CHARGES	334	268	252	303	375

TOTAL ADJUSTED EARNINGS FROM CONTINUING OPERATIONS AVAILABLE FOR PAYMENT OF FIXED CHARGES	$4,947	$4,410	$3,661	$3,650	$1,880

RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES	14.8	16.5	14.5	12.0	5.0

NOTE: For the purpose of calculating this ratio, (i) earnings from continuing operations have been calculated by adjusting earnings from continuing operations for taxes on earnings from continuing operations; interest expense; amortization of capitalized interest, net of capitalized interest; minority interest; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.